UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

Of the Securities Exchange Act of 1934

CIT Group Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

125591108

(CUSIP Number of Class of Securities)

Stuart Alderoty

Executive Vice President, General Counsel and Secretary

CIT Group Inc.

11 West 42nd Street

New York, New York 10036

(212) 461-5200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

with a copy to:

John E. Estes, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d–1.
☒	issuer tender offer subject to Rule 13e–4.
☐	going-private transaction subject to Rule 13e–3.
☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

On April 25, 2018, CIT Group Inc. (“CIT”) announced in its press release that it intends to commence a modified “Dutch auction” cash tender offer to purchase up to $500 million of its common stock, par value $0.01 per share, on or about April 26, 2018. The press release is included as Exhibit 99.1 to this Schedule TO.

Additional Information Regarding the Tender Offer

The press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of CIT’s common stock. The anticipated tender offer described in the press release has not yet commenced, and while CIT intends to commence the tender offer as soon as reasonably practicable and complete the tender offer, there can be no assurance that CIT will commence or complete the tender offer on the terms described in the press release, or at all. If CIT commences the tender offer, the solicitation and offer to buy common stock will be made only pursuant to an offer to purchase, letter of transmittal and related materials that CIT intends to distribute to its stockholders and file with the Securities and Exchange Commission (the “SEC”). The full details of the tender offer, including complete instructions on how to tender shares, will be included in the offer to purchase, letter of transmittal and related materials, which will become available to stockholders upon commencement of the tender offer.

Prior to making any decision with respect to the proposed tender offer, stockholders should read carefully the information in the offer to purchase, letter of transmittal and related materials because they will contain important information, including the various terms of, and conditions to, the tender offer. A free copy of the tender offer documents that will be filed with the SEC may be obtained when filed from the SEC’s website at www.sec.gov or by calling the information agent (to be identified at the time the offer is made). Stockholders are urged to read these materials, when available, carefully prior to making any decision with respect to the tender offer.

EXHIBIT INDEX

Item 12.	Description

99.1	Press Release issued by CIT Group Inc. on April 25, 2018